April 4, 2011	VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-3628

RE:	Christopher & Banks Corporation
Form 10-K for Fiscal Year Ended February 27, 2010 Filed May 13, 2010;
Schedule 14A for Annual Meeting on July 27, 2010 Filed June 14, 2010
File No. 1-31390

Dear Mr. Reynolds:

On behalf of Christopher & Banks Corporation (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated March 23, 2011 (the “Second Comment Letter”).  For your ease of reference, the Commission’s comments contained in the Second Comment Letter appear directly above the Company’s response below.

Item 8. Financial Statements and Supplementary Data, page 39

Consolidated Statement of Cash Flows, page 44

1.                                       Comment:

It is apparent from your response that you initially classified your auction rate securities as available-for-sale, with proceeds from redemptions classified within “investing activities,” based upon the nature and purpose for which you originally acquired those securities.  Despite your classification of those securities as trading in connection with the 2008 UBS settlement agreement, we believe that proceeds from the disposition of those securities should continue to be reported within “investing activities” under ASC 320-10-45-11.  In this regard, we believe your acceptance of the 2008 UBS settlement agreement does not create an “acquisition” of those auction rate securities in applying ASC 320-10-45-11.  Please advise, or revise.

Response:

The Company will revise its statements of cash flows to correct the classification of the proceeds from the disposition of its auction rate securities in accordance with ASC 320-10-45-11 as follows:

Disclosure to be included in Note 1 — Nature of Business and Significant Accounting Policies in the Company’s Annual Report on Form 10-K for the fiscal year ended February 26, 2011.

Revision to Fiscal 2010 Consolidated Statement of Cash Flows —

In connection with the preparation of our financial statements for the year ended February 26, 2011, we determined that cash flows from the redemption of our investments in auction rate securities should be classified as cash inflows from investing activities.  We previously classified certain of these cash flows as cash inflows from operating activities.

We have revised our statement of cash flows for the fiscal year ended February 27, 2010 to properly classify proceeds from the redemption of our investments of auction rate securities as cash inflows from investing activities.  The effect of this revision was to decrease cash provided by operating activities by $4.6 million and decrease cash used in investing activities by $4.6 million, hence there was no impact on the net change in cash and cash equivalents or our total balance of cash and cash equivalents as previously reported.  We have concluded that this correction is immaterial to the financial statements taken as a whole.

*          *          *

Disclosure to be included in Note xx — Quarterly Financial Data (Unaudited) in the Company’s Annual Report on Form 10-K for the fiscal year ended February 26, 2011.

	Three	Six	Nine
	Months	Months	Months
	Ended	Ended	Ended
	May 29,	August 28,	November 27,
(in thousands)	2010	2010	2010
Net cash provided by operating activities	$6,901	$4,050	$824
Net cash provided by (used in) investing activities	(3,403)	602	(1,385)
Net cash used in financing activities	(1,841)	(3,965)	(5,934)
Net increase (decrease) in cash and cash equivalents	1,657	687	(6,495)
Cash and cash equivalents, beginning of period	37,073	37,073	37,073
Cash and cash equivalents, end of period	$38,730	$37,760	$30,578

	Three	Six	Nine
	Months	Months	Months
	Ended	Ended	Ended
	May 30,	August 29,	November 28,
(in thousands)	2009	2009	2009
Net cash provided by operating activities	$13,457	$12,028	$17,925
Net cash used in investing activities	(1,849)	(3,211)	(46,838)
Net cash used in financing activities	(2,116)	(4,247)	(6,383)
Net increase (decrease) in cash and cash equivalents	9,492	4,570	(35,296)
Cash and cash equivalents, beginning of period	78,814	78,814	78,814
Cash and cash equivalents, end of period	$88,306	$83,384	$43,518

As described in Note 1, in connection with the preparation of our financial statements for the fiscal year ended February 26, 2011, we determined that cash flows from the redemption of our investments in auction rate securities should be classified as cash inflows from investing activities.  We previously classified certain of these cash flows as cash inflows from operating activities.

We have revised the statement of cash flow information presented above to decrease cash provided by operating activities and decrease cash used in investing activities by $14.9 million for the nine months ended November 27, 2010, $14.9 million for the six months ended August 28, 2010, $3.3 million for the three months ended May 29, 2010, $0.4 million for the nine months ended November 28, 2009 and $0.2 million for the six months ended August 29, 2009.  There was no effect on operating or investing cash flows for the three months ended May 30, 2009.  These revisions had no impact on the net change in cash and cash equivalents or our total balance of cash and cash equivalents as previously reported.  We have concluded that these corrections were immaterial to the related financial statements taken as a whole.

*          *          *

We will include substantially similar disclosures in our Quarterly Reports on Form 10-Q for each of the three fiscal quarters in our fiscal year 2012 to address the revision to our fiscal year 2011 statements of cash flows which will be presented for comparative purposes in those quarterly reports.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our response set forth above is fully responsive to the Commission’s comments but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosure.  Please feel free to call me directly at (763) 551-5118.

Sincerely,

/s/ Michael J. Lyftogt
Michael J. Lyftogt
Senior Vice President,
Chief Financial Officer

cc:	Larry Barenbaum, Christopher & Banks Corporation
Luke Komarek, Christopher & Banks Corporation